Exhibit 99.2 Notice to ASX/LSE Rio Tinto publishes submission to Parliamentary Inquiry on Juukan Gorge 4 August 2020 Rio Tinto today reiterated its determination to ensure that the destruction of heritage sites of exceptional archaeological and cultural significance, such as the Juukan rockshelters, never occurs again. In its submission to the Australian Parliamentary Inquiry into the destruction of the rockshelters at the Juukan Gorge in the Pilbara region of Western Australia, Rio Tinto sets out in detail its relationship with the Puutu Kunti Kurrama and Pinikura people (PKKP) from 2003 to 2020 and the circumstances over this period that led to the events that occurred in the Juukan Gorge. Rio Tinto chief executive J-S Jacques said “The destruction of the Juukan rockshelters should not have occurred and I have unreservedly apologised to the Puutu Kunti Kurrama and Pinikura people. As a first priority our aim is to strengthen our partnership with the PKKP. That remains our focus. We have also taken actions to strengthen governance, controls and approvals on heritage matters. “I am continuing to meet with Traditional Owners across Australia and remain committed to listening and learning.” Rio Tinto’s full submission to the Joint Standing Committee on Northern Australia’s Inquiry is available at https:// www.aph.gov.au/DocumentStore.ashx?id=a40d53cc-020b-458d-a75f-6f02fa3e9906$subid=690644 J-S Jacques will give evidence to the Inquiry Committee at 9.00am AEST on Friday, 7 August. The Committee is being webcast and will be available at http://www.aph.gov.au/News_and_Events/Watch_Parliament Page 1 of 2

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This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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